

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Eugene Williams
Chairman and Chief Executive Officer
ProMIS Neurosciences Inc.
Suite 200, 1920 Yonge Street
Toronto, Ontario
M4S 3E2

> **Re: ProMIS Neurosciences Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Submitted April 5, 2022**
> **CIK No. 0001374339**

Dear Mr. Williams:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 Submitted April 5, 2022

Item 1. Business
Our Pipeline, page 2

1. We note your response to prior comment 1. Please revise the width of the "Discovery" and "Preclinical" columns so they are no larger than the columns for each of Phases 1, 2, and 3.

Overview of ProMIS Intellectual Property (IP) Portfolio, page 25

2. We note your Patent Portfolio Summary table in Appendix A. Please clarify in this table whether each patent is owned or licensed and the type of patent protections.

<u>License Agreements, page 26</u>

3. We note your response to prior comment 6 and that your agreement with the University of British Columbia will expire upon the expiration of ProMIS' obligation to pay royalties to UBC. Please revise to clarify when the obligation to pay royalties is expected to expire. Additionally, we note that your agreement with the University Health Network expires upon expiration of the last patent issued on any of the technology under the agreement. Please revise to clarify when these patent rights are expected to expire.

 You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas M. Rose, Esq.